GABELLI ENTERTAINMENT & TELECOMMUNICATIONS ACQUISITION CORP.
140 Greenwich Avenue
Greenwich, Connecticut 06830
April 28, 2010
VIA EDGAR
Mr. Gregory Dundas
Senior Attorney Advisor
Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549
Re:	Gabelli Entertainment & Telecommunications Acquisition Corp. Registration Statement on Form S-1 File No. 333-152758 Application for Withdrawal of Registration Statement
Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Gabelli Entertainment & Telecommunications Acquisition Corp. (the “Company”) hereby makes application to withdraw its Registration Statement on Form S-1, File Number 333-152758 (the “Form S-1 Registration Statement”), relating to the offering of the Company’s securities.
     The Form S-1 Registration Statement was filed in connection with a proposed initial public offering of the Company’s Units, each consisting of one share of common stock, par value $0.0001 per share, and one warrant. The Company and the underwriters have determined that at this time they will not proceed with the registration and sale of the Units as contemplated in the Form S-1 Registration Statement. The Company has not offered or sold any units under the Form S-1 Registration Statement.
     Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Form S-1 Registration Statement as soon as possible.
     Should you have any questions regarding this matter, please call Christopher J. Marangi at (914) 921-5219.

Sincerely, GABELLI ENTERTAINMENT & TELECOMMUNICATIONS ACQUISITION CORP.
By:	/s/ Christopher J. Marangi
	Name:	Christopher J. Marangi
	Title:	Executive Vice President